Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-194666

AccuShares Trust I

Supplement dated May 18, 2016
to the
Prospectus dated May 14, 2015

This Supplement must accompany your Prospectus dated May 14, 2015.

Effective June 16, 2016, the Up Class Shares and Down Class Shares of the AccuShares Spot CBOE® VIX® Fund (Fund) will increase the frequency with which the Share Index Factor is calculated and reset, as described in Post-Effective Amendment No. 2, filed with the Securities and Exchange Commission on May 9, 2016.  Under the amended methodology, the Share Index Factors for the Fund will reset every Tuesday and on each day in which the Fund makes a Regular or Corrective Distribution.  This change will align the resetting of the Fund’s Share Index Factors with the expiration of weekly futures introduced by the Chicago Board Options Exchange on the CBOE Volatility Index®.  Additionally, the Fund is changing the date of its monthly Regular Distribution from the 15th of each month to the third Tuesday of each month (or the immediately preceding business day, if such Tuesday is not a business Day).

An amendment to the Trust’s Second Amended and Restated Trust Agreement that will become effective June 16, 2016 will facilitate the above referenced changes.  The first scheduled reset of the Share Index Factor following the changes is scheduled to occur on June 21, 2016.  The first Regular Distribution following the changes will occur on July 19, 2016.

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The foregoing change has been incorporated into the AccuShares Spot CBOE VIX Fund Prospectus dated May 14, 2015, currently available on Sponsor’s website (http://www.accushares.com) as of the date of this supplement. If you have any questions, please write us at 300 First Stamford Place, 4th Floor East, Stamford, CT 06902.

Please retain this supplement with your AccuShares Spot CBOE VIX Fund Prospectus for your reference.